EDGAR CORRESPONDENCE
November 23, 2021
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
Attention: Lisa Larkin

Re:	Davis New York Venture Fund, Inc. (40 Act File No.: 811-01701)

Dear Ms. Larkin:
This letter is in response to comments you provided on November 16, 2021, with respect to the 485(a) filing of Davis New York Venture Fund, Inc., as identified above. SEC comments are in bold. Registrant’s responses immediately follow.
1.
Please tell us whether the fund has significant investment exposure to Chinese companies through investments in U.S. exchange listed companies that use variable entity use structures (VIEs). In the past, we have highlighted risks associated with VIE structures, for example, the Division of Corporation Finance has issued guidance that referenced potential risks that (1) the Chinese government could determine that the agreements establishing the VIE structure do not comply with Chinese law, and (2) the U.S. listed entity could encounter difficulties enforcing the contractual provisions establishing the VIE structure. Your existing disclosure does not appear to address all of the risks associated with these structures and we believe additional disclosure may be necessary. Please assess your existing strategy and risk disclosures related to VIE structures based on current events and to the extent you anticipate disclosure revisions, please tell us your plans for doing so (including filing type, disclosure location, and timing) and model draft disclosure. With respect to revised disclosure, we believe effective disclosure should provide at a minimum, a brief explanation of what a VIE is (including a discussion of the extent to which and why the fund invests in them), an explanation of the material risks of investing in VIEs, including legality concerns, and disclosure of the impact to fund returns and net asset value if the risk occurs. If you are not revising disclosure, please explain in correspondence how you determined that the issue was not material to the fund or existing disclosure was sufficient. Please ensure your response contains sufficient legal analysis and factual context so that we can fully understand the conclusion to each regarding materiality and existing disclosure. The focus of our comment is on this fund, however, there may be other funds in your complex that may have exposure to VIE structures. In responding, please confirm your intentions and consider the need for additional disclosure in other funds in your fund complex.

Below, please find language which we intend to add to the “China – Generally” risk section:
As of October 31, 2021, the Fund had significant exposure to shell companies with contractual arrangements with variable interest entities, as defined below. For purposes of raising capital offshore on exchanges outside of China, including on U.S. exchanges, many Chinese-based operating companies are structured as Variable Interest Entities (“VIEs”). In this structure, the Chinese-based operating company establishes the VIE and establishes a shell company in a foreign jurisdiction, such as the Cayman Islands. The shell company lists on a foreign exchange and enters into contractual arrangements with the VIE. This structure allows Chinese companies in which the government restricts foreign ownership to raise capital from foreign investors. While the shell company has no equity ownership of the VIE, these contractual arrangements permit the shell company to consolidate the VIE’s financial statements with its own for accounting purposes and provide for economic exposure to the performance of the underlying Chinese operating company. Therefore, an investor in the listed shell company, such as the Fund, will have exposure to the Chinese-based operating company only through contractual arrangements and has no ownership in the Chinese-based operating company. Furthermore, because the shell company only has specific rights provided for in these service agreements with the VIE, its abilities to control the activities at the Chinese-based operating company are limited and the operating company may engage in activities that negatively impact investment value.
While the VIE structure has been widely adopted, it is not formally recognized under Chinese law and therefore there is a risk that the Chinese government could prohibit the existence of such structures or negatively impact the VIE’s contractual arrangements with the listed shell company by making them invalid. If these contracts were found to be unenforceable under Chinese law, investors in the listed shell company, such as the Fund, may suffer significant losses with little or no recourse available. If the Chinese government determines that the agreements establishing the VIE structures do not comply with Chinese law and regulations, including those related to restrictions on foreign ownership, it could subject a Chinese-based issuer to penalties, revocation of business and operating licenses, or forfeiture of ownership interest. In addition, the listed shell company’s control over a VIE may also be jeopardized if a natural person who holds the equity interest in the VIE breaches the terms of the agreement, is subject to legal proceedings or if any physical instruments for authenticating documentation, such as chops and seals, are used without the Chinese-based issuer’s authorization to enter into contractual arrangements in China. Chops and seals, which are carved stamps used to sign documents, represent a legally binding commitment by the company. Moreover, any future regulatory action may prohibit the ability of the shell company to receive the economic benefits of the Chinese-based operating company, which may cause the value of the Fund’s investment in the listed shell company to suffer a significant loss. For example, in 2021, the Chinese government prohibited use of the VIE structure for investment in after-school tutoring companies. There is no guarantee that the government will not place similar restrictions on other industries.
2.
We are referring to the following paragraph: “Industries seen as “social goods” are at a higher risk of regulatory action, and thus, businesses that impact minors may see stricter regulations. Starting in November of 2020, the Chinese government embarked on a comprehensive antitrust review of the consumer technology sector. In terms of regulations, data, including access to data and data security, may become a focus of the Chinese regulators.” Please provide context and follow the language that is in the shareholder report.

We intend to replace the above-mentioned language with the following:
Chinese law prohibits investments by foreign investors in certain companies in certain industries. Certain industries that impact minors may be at a higher risk of regulatory action. The Chinese government placed new regulations on the companies related to after-school tutoring and private educational services, one of which is mandating that it must now be registered as a non-profit organization.
3.	On page 45 of the filing, “China risk” mentions Hong Kong and Taiwan. Please mention why Hong Kong and Taiwan are mentioned here.
We intend to remove this paragraph as the mention of Hong Kong and Taiwan are not necessary, and we believe that the “China Risk – Generally” is all-inclusive.
Davis New York Venture Fund, Inc. (the “Registrant”) acknowledges that:
1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant’s filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant’s filings or in response to staff comments on Registrant’s filings.
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen

     Vice President and Secretary